NO ACT

DC

PE
11-29-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07085582

RECD S.E.C.
DEC 1 9 2007
1086

December 19, 2007

Andrew Bor
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/19/2007

Re: Fisher Communications, Inc.
Incoming letter dated November 29, 2007

Dear Mr. Bor:

This is in response to your letters dated November 29, 2007 and December 11, 2007 concerning the shareholder proposal submitted to Fisher Communications by GAMCO Asset Management Inc. We also have received a letter from the proponent dated December 5, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
JAN 1 0 2008
THOMSON
FINANCIAL

Enclosures

cc: Peter D. Goldstein
Director of Regulatory Affairs
GAMCO Asset Management Inc.
One Corporate Center
Rye, NY 10580-1435-1422

Perkins Coie

Andrew Bor
PHONE: (206) 359-8577
FAX: (206) 359-9577
EMAIL: abor@perkinscoie.com

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

November 29, 2007

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by GAMCO Asset Management Inc. for Inclusion in the Fisher Communications, Inc. 2008 Proxy Statement

Dear Sir or Madam:

We are counsel to Fisher Communications, Inc., a Washington corporation (the "***Company***"). On November 26, 2007, the Company received a shareholder proposal and supporting statement (together, the "***Proposal***") from GAMCO Asset Management Inc. (the "***Proponent***") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2008 Annual Meeting of Shareholders (the "***2008 Proxy Statement***").

The purpose of this letter is to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intent to exclude the Proposal from the 2008 Proxy Statement. The Proposal is being excluded from the 2008 Proxy Statement because it was not submitted within the time period specified by the Company in accordance with Commission Rule ("***Rule***") 14a-8(e) under the Securities Exchange Act of 1934, as amended.

Rule 14a-8(e)(2) states that a shareholder proposal "must be *received* at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting" for such submission to be deemed timely filed for Rule 14a-8 purposes. (Emphasis added.) Consistent with the requirements of Rule 14a-8(e)(2), the November 24, 2007 deadline referenced in the Company's proxy statement for its 2007 Annual Meeting of Shareholders (the "***2007 Proxy Statement***") is 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting. The November 24, 2007 deadline remains effective because the Company intends to hold the 2008 Annual Meeting of Shareholders not more than 30 days from the date of the previous year's meeting.

The Proposal and the accompanying letter from Mr. Peter D. Goldstein, the Proponent's Director of Regulatory Affairs ("***Mr. Goldstein***"), dated November 21, 2007, were received by the Company on November 26, 2007, two days after the November 24, 2007 deadline calculated pursuant to Rule 14a-8(e) and disclosed in the 2007 Proxy Statement. The Proponent sent the Proposal via DHL (DHL tracking number: 65484251140). Entering the tracking number on the DHL website confirms conclusively that the item was not delivered until November 26, 2007 at 9:31 a.m. A copy of the delivery confirmation is attached to this letter as ***Exhibit A***.

The Commission staff has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8(e), and has consistently permitted companies to omit from proxy materials those proposals received after the deadline without inquiring as to the reason for failure to meet the deadline, even in cases where the proposals were only one or two days late. *See, e.g.*, *Smithfield Foods Inc.* (June 4, 2007); *International Business Machines Corp.* (Dec. 5, 2006); *JPMorgan Chase & Co.* (Feb. 8, 2005); *American Express Co.* (Dec. 21, 2004); *Hewlett-Packard Co.* (Jan. 24, 2003). The burden is on the shareholder to ensure that the proposal is *received* by the company by the required deadline.

For the reasons outlined above, the Company believes that the Proposal does not meet the timeliness requirements of Rule 14a-8(e)(2) and may be omitted from the 2008 Proxy Statement. The Company respectfully requests that the Commission staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the 2008 Proxy Statement.

In accordance with Rule 14a-8(j), the Company hereby files six copies of this letter and the Proposal, which is attached to this letter as ***Exhibit B***. The Company presently intends to file its definitive proxy materials on or about March 21, 2008. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2008 Proxy Statement with the Commission. Rule 14a-8(f) requires that a company notify a proposing shareholder of any deficiencies in the proposal within 14 days of receipt. However, this requirement does not apply to a deficiency that cannot be remedied, such as when the proponent fails to submit a proposal by the company's properly determined deadline.

Also, in accordance with Rule 14a-8(j), the Company is simultaneously forwarding via overnight courier a copy of this letter and its attachments to Mr. Goldstein as notice to the Proponent of the Company's intention to exclude the Proposal from the 2008 Proxy Statement.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope. In the event that the Commission staff disagrees with the Company's course of action, the Company would appreciate the opportunity to confer with the staff before it issues a response to this letter. Please do not hesitate to call me at (206) 359-8577.

Very truly yours,

Andrew Bor

Enclosures

cc: Peter D. Goldstein, GAMCO Asset Management Inc.
S. Mae Fujita Numata, Fisher Communications, Inc.

EXHIBIT A

Delivery Signature Detail

▶ Print this page

Signature details for 65484251140



RECEIVED IN GOOD ORDER EXCEPT AS NOTED

Summary details

Current Status	✓ **Shipment Delivered**
Delivered on	11/26/07 9:31 am
Delivered to	Receptionist
Signed for by	**HUGHES**

Receiver Information

Please retry later to obtain receiver infomation.

Tracking detail provided by DHL: 11/28/2007 1:25:22 PM

EXHIBIT B

ANDREW DOE
Rec'd 11/26/07

One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com

CASH FLOW
RESEARCH

GAMCO Asset Management Inc.

November 21, 2007

Via Overnight Delivery

S. Mae Fujita Numata
Senior Vice President, Chief Financial Officer and Corporate Secretary
Fisher Communications, Inc.
100 4th Avenue North
Suite 510
Seattle, WA 98109

Re: *Shareholder Proposal*

Dear Ms. Numata:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO") a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Fisher Communications, Inc. ("Fisher") include the proposal in its proxy statement for the 2008 annual meeting. GAMCO is proposing that shareholders be asked to vote on a resolution that the By-Laws of Fisher be amended to provide that any decision by Fisher to engage in a transaction, either through acquisition of assets, stock or otherwise, by which Fisher would acquire an operating business, and for which the consideration paid by Fisher would exceed $25 million, requires a majority vote of the shareholders, and that, the amended by-law thereafter may only be amended or repealed by a majority vote of Fisher's shareholders.

Currently, GAMCO beneficially owns approximately 1,029,449 shares of Fisher common stock. GAMCO has continuously held at least $2,000 in market value or 1% of the outstanding common stock of Fisher entitled to vote on this proposal at the meeting for at least one year as of the date hereof. Attached as Exhibit A are Amendments 13 through 17 to the Schedule 13D filed on behalf of GAMCO. These amendments will substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the outstanding common stock of Fisher since October 3, 2006. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov. Moreover, copies have been provided to you when these filings have been made by GAMCO.

I have enclosed an affidavit on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the outstanding common stock from October 3, 2006, to the present. It also attests that GAMCO intends to continue beneficial ownership of such securities through the date on which Fisher holds its 2008 annual meeting.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me.

Sincerely,

Peter D. Goldstein
Director of Regulatory Affairs

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: That the By-Laws of Fisher Communications, Inc. (the "Company") be amended to provide that any decision by the Company to engage in a transaction, either through acquisition of assets, stock or otherwise, by which the Company would acquire an operating business, and for which the consideration paid by the Company would exceed $25 million, requires a majority vote of the Company's shareholders, and that, the amended by-law thereafter may only be amended or repealed by a majority vote of the Company's shareholders.

SUPPORTING STATEMENT

It has been our belief for a number of years, and it continues to be our belief, that the Company's stock is worth substantially more than its market price. Based on our internal analysis, we believe that the private market value of the Company's properties is substantially higher than the current market price, and that the shareholders should be receiving much more value than they have been receiving.

Management's actions to date have not narrowed the gap between the private value of the Company and its public market price. Instead, untimely and costly acquisitions have diluted earnings and seriously limited the Company's financial flexibility. We believe that these often complex deals leverage the balance sheet, while diluting shareholder value.

By so voting to amend the Company's By-Laws, the shareholders can ensure that, in the future, decisions about whether to make acquisitions, which may dilute shareholder value, will require the vote of a majority of the Company's shareholders. We urge you to vote to amend the Company's By-Laws to provide that any decision by the Company to acquire an operating business where the consideration paid by the Company exceeds $25 million, requires a majority vote of the Company's shareholders, and that, the amended by-law thereafter may only be amended or repealed by a majority vote of the Company's shareholders.

WE URGE SHAREHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.

Affidavit of Douglas R. Jamieson

STATE OF NEW YORK)
) ss.:
COUNTY OF WESTCHESTER)

Douglas R. Jamieson, being duly sworn, deposes and says:

1. I am President of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Fisher Communications, Inc. ("Fisher") for Fisher's 2008 annual meeting.

2. GAMCO is an SEC-registered investment adviser and has been the beneficial owner of at least 1% or $2,000 in market value of the outstanding voting securities of Fisher throughout the period since prior to October 21, 2006, through the date hereof. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Fisher's 2008 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

Douglas R. Jamieson

Sworn to before me this
21st day of November 2007.

Notary Public

PETER D. GOLDSTEIN
Notary Public, State of New York
No. 02GO4771798
Qualified in New York County
Commission Expires February 20, 2010

EXHIBIT A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 13)

Fisher Communications, Inc.
(Name of Issuer)

Common Stock $1.25 Par Value Per Share
(Title of Class of Securities)

337756209
(CUSIP Number)

James E. McKee
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Funds, LLC I.D. No. 13-4044523	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 242,420 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 242,420 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,420 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.78%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GAMCO Asset Management, Inc. I.D. No. 13-4044521	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 986,647 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 1,024,447 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,024,447 (Item 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.76%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Foundation, Inc. I.D. No. 94-2975159	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS N(SEE INSTRUCTIONS) WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NV	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 5,000 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00-PRIVATE FOUNDATION	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) **Gabelli Advisers, Inc.** I.D. No. 13-4008049			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐	
3	SEC USE ONLY			
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00 – Funds of investment advisory client.			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)		☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware			
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000 (Item 5)	
		8	SHARED VOTING POWER NONE	
		9	SOLE DISPOSITIVE POWER 10,000 (Item 5)	
		10	SHARED DISPOSITIVE POWER NONE	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 (ITEM 5)			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%			
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO			

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Securities, Inc. I.D. No. 13-3379374	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00 – Client funds	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,200 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 2,200 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO, IA	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MJG Associates, Inc. I.D. No. 06-1304269	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Client Funds	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 5,000 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GGCP, Inc. I.D. No. 13-3056041	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NONE	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GAMCO Investors, Inc. I.D. No. 13-4007862	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mario J. Gabelli	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN	

Item 1. Security and Issuer

This Amendment No. 13 to Schedule 13D on the Common Stock of Fisher Communications, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed on June 1, 2001. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2. Identity and Background

This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer. These entities, except for Lynch Interactive Corporation ("Interactive"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.

The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.

(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc. formerly known as Gabelli Group Capital Partners, Inc. ("GGCP"), GAMCO Investors, Inc. formerly known as Gabelli Asset Management Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. formerly known as GAMCO Investors, Inc. ("GAMCO"), Gabelli Advisers, Inc. ("Gabelli Advisers"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, and Interactive. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".

GGCP makes investments for its own account and is the parent company of GBL. GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.

GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies. As a part of its business, GSI may purchase or sell securities for its own account. It is the immediate parent of Gabelli & Company. GSI is the Investment Manager of Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P. GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited ("GSIL"). GSIL provides investment advisory services to offshore funds and accounts. GSIL is an investment advisor of Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.

Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.

Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The Gabelli Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The Gabelli Global Gold, Natural Resources. & Income Trust (collectively, the "Funds"), which are registered investment companies.

Gabelli Advisers, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mites[sm] Fund.

The Plan, a qualified employee profit sharing plan, covers substantially all employees of GBL and its affiliates.

MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates. MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited, Gabelli Performance Partnership, and Gabelli Fund, LDC.

The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.

Interactive is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. Interactive actively pursues new business ventures and acquisitions. Interactive makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities. Mario J. Gabelli is a director, officer and a substantial shareholder of Interactive.

Mario Gabelli is the majority stockholder and Chief Executive Officer of GGCP and Chairman and Chief Executive Officer of GBL. GGCP is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of GAMCO. GBL is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI.

The Reporting Persons do not admit that they constitute a group.

GGCP, GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Interactive is a Delaware corporation having its principal place of business at One Corporate Center, Rye, New York 10580.

For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.

(f) - Reference is made to Schedule I hereto.

Item 5. Interest In Securities Of The Issuer

Item 5 to Schedule 13D is amended, in pertinent part, as follows:

(a) The aggregate number of Securities to which this Schedule 13D relates is 1,289,067 shares, representing 14.80% of the 8,712,091 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarterly period ended June 30, 2006. The Reporting Persons beneficially own those Securities as follows:

Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	242,420	2.78%
GAMCO	1,024,447	11.76%
Gabelli Foundation	5,000	0.06%
GSI	2,200	0.03%
Gabelli Advisers	10,000	0.11%
MJG Associates	5,000	0.06%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. GSI is deemed to have beneficial ownership of the Securities beneficially owned by Gabelli & Company. GBL and Gabelli Partners are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.

(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have authority to vote 37,800 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and Gabelli Partners is indirect with respect to Securities beneficially owned directly by other Reporting Persons.

(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2006

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.
GABELLI FOUNDATION, INC.

By: /s/ James E. McKee
James E. McKee
Attorney-in-Fact

GABELLI SECURITIES, INC.
GAMCO INVESTORS, INC.
GABELLI FUNDS, LLC

By: /s/ James E. McKee
James E. McKee
Secretary or Assistant Secretary

GAMCO ASSET MANAGEMENT INC.

By: /s/ Douglas R. Jamieson
Douglas R. Jamieson
President and Chief Operating Officer

SCHEDULE I

Information with Respect to Executive

Officers and Directors of the Undersigned

Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management, Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

GGCP, Inc.
Directors:

Vincent J. Amabile	Business Consultant
Mario J. Gabelli	Chief Executive Officer of GGCP, Inc., and GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chief Executive Officer of Lynch Interactive Corporation.
Marc J. Gabelli	Chairman of Lynch Corporation
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580
Charles C. Baum	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Douglas R. Jamieson	See below
Joseph R. Rindler, Jr.	Business Consultant/former Chairman of GAMCO Asset Management Inc.
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications

Officers:

Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Bryan Berndt	Executive Vice President – Finance
Henry Kiernan	Vice President, Chief Financial Officer and Secretary

GAMCO Investors, Inc.
Directors:

Edwin L. Artzt	Former Chairman and Chief Executive Officer Procter & Gamble Company 900 Adams Crossing Cincinnati, OH 45202
Richard L. Bready	Chairman and Chief Executive Officer Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903
Mario J. Gabelli	See above
John D. Gabelli	Senior Vice President

John C. Ferrara	See below
Karl Otto Pohl (1)	Sal. Oppenheim jr. & Cie. Bockenheimer Landstrasse 20 D-6000 FRANKFURT AM MAIN Germany
Robert S. Prather	President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Vincent S. Tese	Lawyer, Investment Adviser and Cable Television Executive c/o Bear Stearns & Company, Inc. 245 Park Avenue, 19th Floor New York, NY 10167

Officers:

Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson	President and Chief Operating Officer
Henry G. Van der Eb	Senior Vice President
John C. Ferrara	Interim Chief Financial Officer
James E. McKee	Vice President, General Counsel and Secretary

GAMCO Asset Management Inc.
Directors:

Douglas R. Jamieson
Regina M. Pitaro
F. William Scholz, II
William S. Selby

Officers:

Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Douglas R. Jamieson	President and Chief Operating Officer

Gabelli Funds, LLC
Officers:

Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer

James E. McKee	Secretary

<u>Gabelli Advisers, Inc.</u>
Directors:

Bruce N. Alpert	See above
Douglas R. Jamieson	See above

Officers:

Bruce N. Alpert	Chief Operating Officer
James E. McKee	Secretary

<u>Gabelli Securities, Inc.</u>

Directors:

Robert W. Blake	President of W. R. Blake & Sons. Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Douglas R. Jamieson	President and Chief Operating Officer
F. William Scholz, II	See above

Officers:

Douglas R. Jamieson	See above
James E. McKee	Assistant Secretary

<u>Gabelli & Company, Inc.</u>
Directors:

James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.

Officers:

James G. Webster, III	Chairman & Interim President

Bruce N. Alpert	Vice President - Mutual Funds
James E. McKee	Secretary

Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580

Directors:

Mario J. Gabelli	See above - GGCP, Inc.
Glenn Angelillo	P.O. Box 128 New Canaan, CT 06840
Salvatore Muoio	Principal S. Muoio & Co., LLC Suite 406 509 Madison Ave. New York, NY 10022
Lawrence R. Moats	Moats Office & Properties, Inc. 100 West Palatine Road, Ste. L30 P.O. Box 1189 Palatine, IL 60078-1189
Gary L. Sugarman	Chief Executive Officer Richfield Associates 400 Andrews Street Rochester, NY 14604

Officers:

Mario J. Gabelli	Chairman
Robert E. Dolan	Interim President and Chief Executive Officer, Chief Financial Officer
John A. Cole	Vice President, Corporate Development Secretary and General Counsel

(1) Citizen of Germany

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

DATE	SHARES PURCHASED SOLD(-)	AVERAGE PRICE(2)
COMMON STOCK-FISHER COMMUNICATION		
GABELLI SECURITIES, INC.		
8/03/06	400-	39.9025
GAMCO ASSET MANAGEMENT INC.		
10/02/06	500	40.8500
10/01/06	60,000-	*DO
9/29/06	1,474	41.4100
9/29/06	200-	41.5294
9/28/06	500-	*DO
9/27/06	300-	42.5628
9/27/06	1,000-	42.6228
9/25/06	400-	42.8708
9/25/06	700-	42.8944
9/20/06	500-	43.1739
9/14/06	900-	42.1810
9/13/06	1,327	41.9702
9/12/06	400-	*DO
9/11/06	800-	42.4449
9/07/06	300-	42.7542
9/07/06	1,000	42.7142
8/31/06	1,300	42.0000
8/31/06	500-	42.8820
8/30/06	300	40.6769
8/29/06	4,000-	40.5719
8/28/06	3,500-	40.3443
8/25/06	3,500-	40.0600
8/24/06	500	39.8230
8/23/06	500	40.3083
8/22/06	500-	39.8514
8/22/06	800-	39.6250
8/21/06	200	39.5950
8/18/06	300-	39.5000
8/17/06	2,700-	40.2718
8/16/06	300-	40.3519
8/16/06	300-	40.2967
8/15/06	4,800-	40.0822
8/14/06	2,000	39.3897
8/14/06	1,351-	39.3000
8/11/06	849-	39.0298
8/10/06	1,000-	39.2500
8/09/06	1,000	39.5000
8/09/06	1,000-	39.5000
8/09/06	500-	39.4839
8/08/06	1,000	40.3121
8/08/06	947-	39.0000
8/07/06	500-	*DO
8/07/06	1,000	40.2500

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
ON THE NASDAQ GLOBAL MARKET.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 14)

Fisher Communications, Inc.
(Name of Issuer)

Common Stock $1.25 Par Value Per Share
(Title of Class of Securities)

337756209
(CUSIP Number)

James E. McKee
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Funds, LLC	I.D. No. 13-4044523
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 260,000 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 260,000 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,000 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.98%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GAMCO Asset Management, Inc.		I.D. No. 13-4044521
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,066,732 (Item 5)	
	8	SHARED VOTING POWER NONE	
	9	SOLE DISPOSITIVE POWER 1,104,532 (Item 5)	
	10	SHARED DISPOSITIVE POWER NONE	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,104,532 (Item 5)		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.67%		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO		

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) **Gabelli Foundation, Inc.** I.D. No. 94-2975159	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS N(SEE INSTRUCTIONS) WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NV	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 5,000 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00-PRIVATE FOUNDATION	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Advisers, Inc.		I.D. No. 13-4008049
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00 – Funds of investment advisory client		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000 (Item 5)	
	8	SHARED VOTING POWER NONE	
	9	SOLE DISPOSITIVE POWER 10,000 (Item 5)	
	10	SHARED DISPOSITIVE POWER NONE	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 (ITEM 5)		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO		

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Securities, Inc. I.D. No. 13-3379374		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐	
3	SEC USE ONLY		
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00 – Client funds		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,200 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 4,200 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,200 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO, IA	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MJG Associates, Inc.		I.D. No. 06-1304269
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Client Funds		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000 (Item 5)	
	8	SHARED VOTING POWER NONE	
	9	SOLE DISPOSITIVE POWER 5,000 (Item 5)	
	10	SHARED DISPOSITIVE POWER NONE	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 (ITEM 5)		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO		

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GGCP, Inc. I.D. No. 13-3056041	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NONE	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GAMCO Investors, Inc.		I.D. No. 13-4007862
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	Source of funds (SEE INSTRUCTIONS) None		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None	
	8	SHARED VOTING POWER NONE	
	9	SOLE DISPOSITIVE POWER NONE	
	10	SHARED DISPOSITIVE POWER NONE	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO		

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mario J. Gabelli	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN	

Item 1. Security and Issuer

This Amendment No. 14 to Schedule 13D on the Common Stock of Fisher Communications, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed on June 1, 2001. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2. Identity and Background

This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer. These entities, except for Lynch Interactive Corporation ("Interactive"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.

The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.

(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc. formerly known as Gabelli Group Capital Partners, Inc. ("GGCP"), GAMCO Investors, Inc. formerly known as Gabelli Asset Management Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. formerly known as GAMCO Investors, Inc. ("GAMCO"), Gabelli Advisers, Inc. ("Gabelli Advisers"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, and Interactive. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".

GGCP makes investments for its own account and is the parent company of GBL. GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.

GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies. As a part of its business, GSI may purchase or sell securities for its own account. It is the immediate parent of Gabelli & Company. GSI is the Investment Manager of Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P. GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited ("GSIL"). GSIL provides investment advisory services to offshore funds and accounts. GSIL is an investment advisor of Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.

Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.

Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The GAMCO Global Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The GAMCO Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The Gabelli Global Gold, Natural Resources, & Income Trust (collectively, the "Funds"), which are registered investment companies.

Gabelli Advisers, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mites℠ Fund.

MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates. MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited, Gabelli Performance Partnership, and Gabelli Fund, LDC.

The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.

Interactive is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. Interactive actively pursues new business ventures and acquisitions. Interactive makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of Interactive.

Mario Gabelli is the majority stockholder and Chief Executive Officer of GGCP and Chairman and Chief Executive Officer of GBL. GGCP is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of

GAMCO. GBL is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI.

The Reporting Persons do not admit that they constitute a group.

GGCP, GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Interactive is a Delaware corporation having its principal place of business at 401 Theodore Fremd Avenue, Rye, New York 10580.

For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.

(f) - Reference is made to Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 to Schedule 13D is amended, in pertinent part, as follows:

The Reporting Persons used an aggregate of approximately $4,399,205 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D. GAMCO and Gabelli Funds used approximately $4,321,653 and $775,592, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients.

Item 5. Interest In Securities Of The Issuer

Item 5 to Schedule 13D is amended, in pertinent part, as follows:

(a) The aggregate number of Securities to which this Schedule 13D relates is 1,104,532 shares, representing 15.93% of the 8,720,091 shares outstanding as reported in the Issuer's r quarterly period ended September 30, 2006. The Reporting Persons beneficially ow

s/b 1,388,732

Name	Shares of Common Stock
Gabelli Funds	260,000
GAMCO	1,104,532
Gabelli Foundation	5,000
GSI	4,200

Gabelli Advisers	10,000	0.11%
MJG Associates	5,000	0.06%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. GSI is deemed to have beneficial ownership of the Securities beneficially owned by Gabelli & Company. GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.

(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have authority to vote 37,800 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.

(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2007

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.
GABELLI FOUNDATION, INC.

By:/s/ James E. McKee
James E. McKee
Attorney-in-Fact

GABELLI SECURITIES, INC.
GAMCO INVESTORS, INC.
GABELLI FUNDS, LLC

By:/s/ James E. McKee
James E. McKee
Secretary

GAMCO ASSET MANAGEMENT INC.

By:/s/ Douglas R. Jamieson
Douglas R. Jamieson
President and Chief Operating Officer

SCHEDULE I
Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management, Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

GGCP, Inc.
Directors:

Vincent J. Amabile	Business Consultant
Mario J. Gabelli	Chief Executive Officer of GGCP, Inc., and GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chief Executive Officer of Lynch Interactive Corporation.
Marc J. Gabelli	Chairman of Lynch Corporation
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580
Charles C. Baum	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Douglas R. Jamieson	See below
Joseph R. Rindler, Jr.	Business Consultant/former Chairman of GAMCO Asset Management Inc.
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications

Officers:

Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Michael G. Chieco	Chief Financial Officer

GAMCO Investors, Inc.
Directors:

Edwin L. Artzt	Former Chairman and Chief Executive Officer Procter & Gamble Company 900 Adams Crossing Cincinnati, OH 45202
Richard L. Bready	Chairman and Chief Executive Officer Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903
Mario J. Gabelli	See above
John D. Gabelli	Senior Vice President
John C. Ferrara	See below

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc.
Karl Otto Pohl (1)	Sal. Oppenheim jr. & Cie. Bockenheimer Landstrasse 20 D-6000 FRANKFURT AM MAIN Germany
Robert S. Prather	President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Vincent S. Tese	Lawyer, Investment Adviser and Cable Television Executive c/o Bear Stearns & Company, Inc. 245 Park Avenue, 19th Floor New York, NY 10167

Officers:

Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson	President and Chief Operating Officer
Henry G. Van der Eb	Senior Vice President
John C. Ferrara	Interim Chief Financial Officer
James E. McKee	Vice President, General Counsel and Secretary

GAMCO Asset Management Inc.
Directors:

Douglas R. Jamieson
Regina M. Pitaro
F. William Scholz, II
William S. Selby

Officers:

Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Douglas R. Jamieson	President and Chief Operating Officer
Chistopher J. Michailoff	General Counsel and Secretary

Gabelli Funds, LLC
Officers:

Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer

James E. McKee	Secretary

Gabelli Advisers, Inc.
Directors:

Bruce N. Alpert	See above
Douglas R. Jamieson	See above

Officers:

Bruce N. Alpert	Chief Operating Officer
James E. McKee	Secretary

Gabelli Securities, Inc.

Directors:

Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Douglas R. Jamieson	President and Chief Operating Officer
F. William Scholz, II	See above

Officers:

Douglas R. Jamieson	See above
Christopher J. Michailoff	Secretary
Kieran Caterina	Chief Financial Officer

Gabelli & Company, Inc.
Directors:

James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.

Officers:

James G. Webster, III	Chairman & Interim President

Bruce N. Alpert	Vice President - Mutual Funds
James E. McKee	Secretary

Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580

Directors:

Mario J. Gabelli	See above - GGCP, Inc.
Glenn Angelillo	P.O. Box 128 New Canaan, CT 06840
Alfred W. Fiore	The Ross Companies 1270 Avenue of the Americas New York, NY 10020-1703
Salvatore Muoio	Principal S. Muoio & Co., LLC Suite 406 509 Madison Ave. New York, NY 10022
Gary L. Sugarman	Chief Executive Officer Richfield Associates 400 Andrews Street Rochester, NY 14604

Officers:

Mario J. Gabelli	Chairman
Robert E. Dolan	Interim President and Chief Executive Officer, Chief Financial Officer
Thomas J. Hearity	General Counsel

(1) Citizen of Germany

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

DATE	SHARES PURCHASED SOLD(-)	AVERAGE PRICE(2)
COMMON STOCK-FISHER COMMUNICATIONS INC.		
GABELLI SECURITIES, INC.		
2/20/07	1,000	44.8539
2/15/07	500	44.9600
GAMCO ASSET MANAGEMENT INC.		
2/26/07	5,000	45.9000
2/26/07	1,800	45.8212
2/26/07	500	45.8100
2/26/07	400	45.7586
2/26/07	4,562	45.9634
2/23/07	700	45.4160
2/23/07	2,082	45.6702
2/22/07	1,200	45.2740
2/21/07	200	45.0900
2/21/07	300-	44.9600
2/21/07	300-	44.9367
2/21/07	300	45.1533
2/21/07	1,500	44.9400
2/21/07	1,500-	44.9400
2/21/07	300	44.9367
2/21/07	300	44.9367
2/21/07	1,500	44.9400
2/20/07	1,734	44.9452
2/20/07	300	45.5000
2/16/07	2,666	44.6873
2/15/07	400	44.8000
2/15/07	800	45.0000
2/15/07	5,400	44.9100
2/15/07	1,000	44.7730
2/15/07	1,300	44.6750
2/15/07	400	44.8750
2/15/07	800	45.0000
2/15/07	800-	45.0000
2/14/07	200	43.8200
2/14/07	200	43.8200
2/14/07	200-	43.8200
2/14/07	6,700	43.9145
2/13/07	2,000	43.5300
2/12/07	3,000-	43.3400
2/12/07	3,200	43.3400
2/12/07	3,000	43.3400
2/08/07	800-	43.0000
2/08/07	2,000-	43.0315
2/07/07	100	43.9100
2/07/07	300	43.7000
2/06/07	413	44.7279
2/06/07	600	44.5000
2/05/07	6,000	44.7659
2/05/07	4,900	44.5107
2/05/07	1,587	44.7481
2/05/07	6,000	44.7659

2/02/07	100	44.4600
1/31/07	656	44.0000
1/30/07	1,000	44.0600
1/30/07	200	43.7000
1/30/07	200	44.0555
1/30/07	500	43.9390
1/30/07	166	44.2180
1/30/07	344	44.0000
1/29/07	1,200	43.7133
1/29/07	1,000	43.1500
1/29/07	334	43.2241
1/26/07	200-	42.7550
1/26/07	300	42.9001
1/25/07	1,000-	44.4000
1/25/07	10,000	43.9678
1/17/07	1,200	43.9994
1/17/07	100-	44.2853
1/17/07	1,200	43.9994
1/17/07	500-	43.9994
1/17/07	500	43.9994
1/17/07	600	43.9500
1/17/07	500	43.9994
1/16/07	300	43.9538
1/16/07	300	43.9538
1/16/07	1,400	43.9415
1/16/07	200	43.9538
1/16/07	200	43.9538
1/16/07	1,610	44.1245
1/16/07	200-	43.9538
1/11/07	890	42.6607
1/10/07	100-	41.7500
1/09/07	200	41.6851
1/08/07	200	42.0000
1/08/07	200	42.0000
1/08/07	1,000	42.1099
1/05/07	1,600	43.9993
1/05/07	500	44.0498
1/05/07	1,500	43.9600
1/05/07	50-	43.3900
1/04/07	700-	43.9779
12/29/06	500	44.8900
12/29/06	400	44.4600
12/28/06	300-	45.0000
12/28/06	200-	44.8090
12/26/06	200-	43.3800
GABELLI FUNDS, LLC.		
GABELLI GLOBAL TELECOMM FUND		
2/20/07	1,000	44.9200
GABELLI SMALL CAP GROWTH FUND		
2/16/07	1,100	44.9681
2/15/07	4,900	44.9478
GABELLI GLOBAL MULTIMEDIA TRUST		
2/16/07	1,000	44.3359
1/10/07	1,000	42.2089
GABELLI ASSET FUND		
1/04/07	2,200	43.9657
1/03/07	2,100	44.0173

GABELLI CAPITAL ASSET FUND		
2/15/07	1,000	44.9478
1/11/07	1,000	42.9220

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED ON THE NASDAQ STOCK MARKET.

(2) PRICE EXCLUDES COMMISSION.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 15)

Fisher Communications, Inc.
(Name of Issuer)

Common Stock $1.25 Par Value Per Share
(Title of Class of Securities)

337756209
(CUSIP Number)

James E. McKee
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26. 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Funds, LLC I.D. No. 13-4044523	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 260,000 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 260,000 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,000 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.98%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GAMCO Asset Management, Inc. I.D. No. 13-4044521	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 1,066,732 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 1,104,532 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,104,532 (Item 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.67%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Foundation, Inc.		I.D. No. 94-2975159
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS N(SEE INSTRUCTIONS) WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NV		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000 (Item 5)	
	8	SHARED VOTING POWER NONE	
	9	SOLE DISPOSITIVE POWER 5,000 (Item 5)	
	10	SHARED DISPOSITIVE POWER NONE	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 (ITEM 5)		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00-PRIVATE FOUNDATION		

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Advisers, Inc. I.D. No. 13-4008049	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00 – Funds of investment advisory client.	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 10,000 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Securities, Inc. I.D. No. 13-3379374	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00 – Client funds	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,200 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 4,200 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,200 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO, IA	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MJG Associates, Inc. I.D. No. 06-1304269	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Client Funds	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 5,000 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GGCP, Inc. I.D. No. 13-3056041	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NONE	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GAMCO Investors, Inc.		I.D. No. 13-4007862
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	Source of funds (SEE INSTRUCTIONS) None		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None	
	8	SHARED VOTING POWER NONE	
	9	SOLE DISPOSITIVE POWER NONE	
	10	SHARED DISPOSITIVE POWER NONE	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO		

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mario J. Gabelli		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐	
3	SEC USE ONLY		
4	Source of funds (SEE INSTRUCTIONS) None		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN	

Item 1. Security and Issuer

This Amendment No. 15 to Schedule 13D on the Common Stock of Fisher Communications, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed on June 1, 2001, in order to correct a typographical error in Item 5 of Amendment No. 14 to Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2. Identity and Background

This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer. These entities, except for Lynch Interactive Corporation ("Interactive"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.

The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.

(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc. formerly known as Gabelli Group Capital Partners, Inc. ("GGCP"), GAMCO Investors, Inc. formerly known as Gabelli Asset Management Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. formerly known as GAMCO Investors, Inc. ("GAMCO"), Gabelli Advisers, Inc. ("Gabelli Advisers"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, and Interactive. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".

GGCP makes investments for its own account and is the parent company of GBL. GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.

GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies. As a part of its business, GSI may purchase or sell securities for its own account. It is the immediate parent of Gabelli & Company. GSI is the Investment Manager of Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P. GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited ("GSIL"). GSIL provides investment advisory services to offshore funds and accounts. GSIL is an investment advisor of Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.

Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.

Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The GAMCO Global Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The GAMCO Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The Gabelli Global Gold, Natural Resources, & Income Trust (collectively, the "Funds"), which are registered investment companies.

Gabelli Advisers, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mites^{sm} Fund.

MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates. MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited, Gabelli Performance Partnership, and Gabelli Fund, LDC.

The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.

Interactive is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. Interactive actively pursues new business ventures and acquisitions. Interactive makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of Interactive.

Mario Gabelli is the majority stockholder and Chief Executive Officer of GGCP and Chairman and Chief Executive Officer of GBL. GGCP is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of

GAMCO. GBL is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI.

The Reporting Persons do not admit that they constitute a group.

GGCP, GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Interactive is a Delaware corporation having its principal place of business at 401 Theodore Fremd Avenue, Rye, New York 10580.

For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.

(f) - Reference is made to Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 to Schedule 13D is amended, in pertinent part, as follows:

The Reporting Persons used an aggregate of approximately $4,399,205 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D. GAMCO and Gabelli Funds used approximately $4,321,653 and $775,592, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients.

Item 5. Interest In Securities Of The Issuer

Item 5 to Schedule 13D is amended, in pertinent part, as follows:

(a) The aggregate number of Securities to which this Schedule 13D relates is 1,388,732 shares, representing 15.93% of the 8,720,091 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarterly period ended September 30, 2006. The Reporting Persons beneficially own those Securities as follows:

Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	260,000	2.98%
GAMCO	1,104,532	12.67%
Gabelli Foundation	5,000	0.06%
GSI	4,200	0.05%

Gabelli Advisers	10,000	0.11%
MJG Associates	5,000	0.06%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. GSI is deemed to have beneficial ownership of the Securities beneficially owned by Gabelli & Company. GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.

(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have authority to vote 37,800 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.

(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2007

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.
GABELLI FOUNDATION, INC.

By:/s/ James E. McKee
James E. McKee
Attorney-in-Fact

GABELLI SECURITIES, INC.
GAMCO INVESTORS, INC.
GABELLI FUNDS, LLC

By:/s/ James E. McKee
James E. McKee
Secretary

GAMCO ASSET MANAGEMENT INC.

By:/s/ Douglas R. Jamieson
Douglas R. Jamieson
President and Chief Operating Officer

SCHEDULE I
Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management, Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

GGCP, Inc.
Directors:

Vincent J. Amabile	Business Consultant
Mario J. Gabelli	Chief Executive Officer of GGCP, Inc., and GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chief Executive Officer of Lynch Interactive Corporation.
Marc J. Gabelli	Chairman of Lynch Corporation
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580
Charles C. Baum	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Douglas R. Jamieson	See below
Joseph R. Rindler, Jr.	Business Consultant/former Chairman of GAMCO Asset Management Inc.
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications

Officers:

Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Michael G. Chieco	Chief Financial Officer

GAMCO Investors, Inc.
Directors:

Edwin L. Artzt	Former Chairman and Chief Executive Officer Procter & Gamble Company 900 Adams Crossing Cincinnati, OH 45202
Richard L. Bready	Chairman and Chief Executive Officer Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903
Mario J. Gabelli	See above
John D. Gabelli	Senior Vice President
John C. Ferrara	See below

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc.
Karl Otto Pohl (1)	Sal. Oppenheim jr. & Cie. Bockenheimer Landstrasse 20 D-6000 FRANKFURT AM MAIN Germany
Robert S. Prather	President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Vincent S. Tese	Lawyer, Investment Adviser and Cable Television Executive c/o Bear Stearns & Company, Inc. 245 Park Avenue, 19th Floor New York, NY 10167

Officers:

Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson	President and Chief Operating Officer
Henry G. Van der Eb	Senior Vice President
John C. Ferrara	Interim Chief Financial Officer
James E. McKee	Vice President, General Counsel and Secretary

GAMCO Asset Management Inc.
Directors:

Douglas R. Jamieson
Regina M. Pitaro
F. William Scholz, II
William S. Selby

Officers:

Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Douglas R. Jamieson	President and Chief Operating Officer
Chistopher J. Michailoff	General Counsel and Secretary

Gabelli Funds, LLC
Officers:

Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer

James E. McKee	Secretary

Gabelli Advisers, Inc.
Directors:

Bruce N. Alpert	See above
Douglas R. Jamieson	See above

Officers:

Bruce N. Alpert	Chief Operating Officer
James E. McKee	Secretary

Gabelli Securities, Inc.

Directors:

Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Douglas R. Jamieson	President and Chief Operating Officer
F. William Scholz, II	See above

Officers:

Douglas R. Jamieson	See above
Christopher J. Michailoff	Secretary
Kieran Caterina	Chief Financial Officer

Gabelli & Company, Inc.
Directors:

James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.

Officers:

James G. Webster, III	Chairman & Interim President

Bruce N. Alpert	Vice President - Mutual Funds
James E. McKee	Secretary

Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580

Directors:

Mario J. Gabelli	See above - GGCP, Inc.
Glenn Angelillo	P.O. Box 128 New Canaan, CT 06840
Alfred W. Fiore	The Ross Companies 1270 Avenue of the Americas New York, NY 10020-1703
Salvatore Muoio	Principal S. Muoio & Co., LLC Suite 406 509 Madison Ave. New York, NY 10022
Gary L. Sugarman	Chief Executive Officer Richfield Associates 400 Andrews Street Rochester, NY 14604

Officers:

Mario J. Gabelli	Chairman
Robert E. Dolan	Interim President and Chief Executive Officer, Chief Financial Officer
Thomas J. Hearity	General Counsel

(1) Citizen of Germany

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

DATE	SHARES PURCHASED SOLD(-)	AVERAGE PRICE(2)
COMMON STOCK-FISHER COMMUNICATIONS INC.		
GABELLI SECURITIES, INC.		
2/20/07	1,000	44.8539
2/15/07	500	44.9600
GAMCO ASSET MANAGEMENT INC.		
2/26/07	5,000	45.9000
2/26/07	1,800	45.8212
2/26/07	500	45.8100
2/26/07	400	45.7586
2/26/07	4,562	45.9634
2/23/07	700	45.4160
2/23/07	2,082	45.6702
2/22/07	1,200	45.2740
2/21/07	200	45.0900
2/21/07	300-	44.9600
2/21/07	300-	44.9367
2/21/07	300	45.1533
2/21/07	1,500	44.9400
2/21/07	1,500-	44.9400
2/21/07	300	44.9367
2/21/07	300	44.9367
2/21/07	1,500	44.9400
2/20/07	1,734	44.9452
2/20/07	300	45.5000
2/16/07	2,666	44.6873
2/15/07	400	44.8000
2/15/07	800	45.0000
2/15/07	5,400	44.9100
2/15/07	1,000	44.7730
2/15/07	1,300	44.6750
2/15/07	400	44.8750
2/15/07	800	45.0000
2/15/07	800-	45.0000
2/14/07	200	43.8200
2/14/07	200	43.8200
2/14/07	200-	43.8200
2/14/07	6,700	43.9145
2/13/07	2,000	43.5300
2/12/07	3,000-	43.3400
2/12/07	3,200	43.3400
2/12/07	3,000	43.3400
2/08/07	800-	43.0000
2/08/07	2,000-	43.0315
2/07/07	100	43.9100
2/07/07	300	43.7000
2/06/07	413	44.7279
2/06/07	600	44.5000
2/05/07	6,000	44.7659
2/05/07	4,900	44.5107
2/05/07	1,587	44.7481
2/05/07	6,000	44.7659

2/02/07	100	44.4600
1/31/07	656	44.0000
1/30/07	1,000	44.0600
1/30/07	200	43.7000
1/30/07	200	44.0555
1/30/07	500	43.9390
1/30/07	166	44.2180
1/30/07	344	44.0000
1/29/07	1,200	43.7133
1/29/07	1,000	43.1500
1/29/07	334	43.2241
1/26/07	200-	42.7550
1/26/07	300	42.9001
1/25/07	1,000-	44.4000
1/25/07	10,000	43.9678
1/17/07	1,200	43.9994
1/17/07	100-	44.2853
1/17/07	1,200	43.9994
1/17/07	500-	43.9994
1/17/07	500	43.9994
1/17/07	600	43.9500
1/17/07	500	43.9994
1/16/07	300	43.9538
1/16/07	300	43.9538
1/16/07	1,400	43.9415
1/16/07	200	43.9538
1/16/07	200	43.9538
1/16/07	1,610	44.1245
1/16/07	200-	43.9538
1/11/07	890	42.6607
1/10/07	100-	41.7500
1/09/07	200	41.6851
1/08/07	200	42.0000
1/08/07	200	42.0000
1/08/07	1,000	42.1099
1/05/07	1,600	43.9993
1/05/07	500	44.0498
1/05/07	1,500	43.9600
1/05/07	50-	43.3900
1/04/07	700-	43.9779
12/29/06	500	44.8900
12/29/06	400	44.4600
12/28/06	300-	45.0000
12/28/06	200-	44.8090
12/26/06	200-	43.3800
GABELLI FUNDS, LLC.		
GABELLI GLOBAL TELECOMM FUND		
2/20/07	1,000	44.9200
GABELLI SMALL CAP GROWTH FUND		
2/16/07	1,100	44.9681
2/15/07	4,900	44.9478
GABELLI GLOBAL MULTIMEDIA TRUST		
2/16/07	1,000	44.3359
1/10/07	1,000	42.2089
GABELLI ASSET FUND		
1/04/07	2,200	43.9657
1/03/07	2,100	44.0173

GABELLI CAPITAL ASSET FUND		
2/15/07	1,000	44.9478
1/11/07	1,000	42.9220

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED ON THE NASDAQ STOCK MARKET.

(2) PRICE EXCLUDES COMMISSION.

SEC MAIL PROCESSING
RECEIVED
NOV 30 2007
WASH. D.C.
186 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 16)

Fisher Communications, Inc.
(Name of Issuer)

Common Stock $1.25 Par Value Per Share
(Title of Class of Securities)

337756209
(CUSIP Number)

James E. McKee
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Funds, LLC I.D. No. 13-4044523	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 278,400 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 278,400 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,400 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.19%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GAMCO Asset Management, Inc. I.D. No. 13-4044521	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,092,396 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 1,130,196 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,130,196 (Item 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.96%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Foundation, Inc. I.D. No. 94-2975159	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS N(SEE INSTRUCTIONS) WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NV	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 5,000 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00-PRIVATE FOUNDATION	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Advisers, Inc. I.D. No. 13-4008049	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00 – Funds of investment advisory client.	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 10,000 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Securities, Inc. I.D. No. 13-3379374	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00 – Client funds	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,200 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 4,200 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,200 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO, IA	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MJG Associates, Inc. I.D. No. 06-1304269	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Client Funds	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 5,000 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 5,000 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GGCP, Inc. — I.D. No. 13-3056041	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NONE	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GAMCO Investors, Inc.	I.D. No. 13-4007862
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mario J. Gabelli	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN	

Item 1. Security and Issuer

This Amendment No. 16 to Schedule 13D on the Common Stock of Fisher Communications, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed on June 1, 2001, in order to correct a typographical error in Item 5 of Amendment No. 14 to Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2. Identity and Background

This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer. These entities, except for LICT Corporation ("LICT"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.

The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.

(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc. formerly known as Gabelli Group Capital Partners, Inc. ("GGCP"), GAMCO Investors, Inc. formerly known as Gabelli Asset Management Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. formerly known as GAMCO Investors, Inc. ("GAMCO"), Gabelli Advisers, Inc. ("Gabelli Advisers"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, and LICT. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".

GGCP makes investments for its own account and is the parent company of GBL. GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.

GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies. As a part of its business, GSI may purchase or sell securities for its own account. It is the immediate parent of Gabelli & Company. GSI is the Investment Manager of Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P. GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited ("GSIL"). GSIL provides investment advisory services to offshore funds and accounts. GSIL is an investment advisor of Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.

Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.

Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The GAMCO Global Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The GAMCO Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The Gabelli Global Gold, Natural Resources, & Income Trust (collectively, the "Funds"), which are registered investment companies.

Gabelli Advisers, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mites℠ Fund.

MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates. MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited, Gabelli Performance Partnership, and Gabelli Fund, LDC.

The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.

LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of LICT.

Mario Gabelli is the majority stockholder and Chief Executive Officer of GGCP and Chairman and Chief Executive Officer of GBL. GGCP is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of

GAMCO. GBL is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI.

The Reporting Persons do not admit that they constitute a group.

GGCP, GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. LICT is a Delaware corporation having its principal place of business at 401 Theodore Fremd Avenue, Rye, New York 10580.

For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.

(f) - Reference is made to Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 to Schedule 13D is amended, in pertinent part, as follows:

The Reporting Persons used an aggregate of approximately $2,104,101 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D. GAMCO and Gabelli Funds used approximately $1,259,041 and $845,060, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients.

Item 4. Purpose of Transaction

Item 4 to Schedule 13D is amended, in pertinent part, as follows:

GAMCO sent a letter to the Issuer suggesting that its Board of Directors "focus on ways to monetize Fisher's Safeco holdings". A copy of the letter is attached hereto as Exhibit A. In light of its concerns, GAMCO has stated that, to the extent that it has voting authority over shares held by its investment advisory clients, it will withhold from voting for the nominees for election to the Issuer's Board of Directors at the Issuer's upcoming annual shareholder meeting.

Item 5. Interest In Securities Of The Issuer

Item 5 to Schedule 13D is amended, in pertinent part, as follows:

(a) The aggregate number of Securities to which this Schedule 13D relates is 1,432,796 shares, representing 16.43% of the 8,720,091 shares outstanding as reported in the Issuer's most recent Form 10-K for the year ended December 31, 2006. The Reporting Persons beneficially own those Securities as follows:

Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	278,400	3.19%
GAMCO	1,130,196	12.96%
Gabelli Foundation	5,000	0.06%
GSI	4,200	0.05%
Gabelli Advisers	10,000	0.11%
MJG Associates	5,000	0.06%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. GSI is deemed to have beneficial ownership of the Securities beneficially owned by Gabelli & Company. GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.

(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have authority to vote 37,800 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.

(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.

(e) Not applicable.

Item 7. <u>Material to be Filed as an Exhibit</u>

The following Exhibit A is attached hereto.

Exhibit A: Letter to the Issuer's President and CEO.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2007

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.
GABELLI FOUNDATION, INC.

By:/s/ James E. McKee
James E. McKee
Attorney-in-Fact

GABELLI SECURITIES, INC.
GAMCO INVESTORS, INC.
GABELLI FUNDS, LLC

By:/s/ James E. McKee
James E. McKee
Secretary and Assistant Secretary

GAMCO ASSET MANAGEMENT INC.

By:/s/ Douglas R. Jamieson
Douglas R. Jamieson
President and Chief Operating Officer

SCHEDULE I

Information with Respect to Executive

Officers and Directors of the Undersigned

Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management, Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

GGCP, Inc.
Directors:

Vincent J. Amabile	Business Consultant
Mario J. Gabelli	Chief Executive Officer of GGCP, Inc., and GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chief Executive Officer of LICT Corporation.
Marc J. Gabelli	Chairman of LGL Corporation
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580
Charles C. Baum	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Douglas R. Jamieson	See below
Joseph R. Rindler, Jr.	Business Consultant/former Chairman of GAMCO Asset Management Inc.
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications

Officers:

Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Michael G. Chieco	Chief Financial Officer

GAMCO Investors, Inc.
Directors:

Edwin L. Artzt	Former Chairman and Chief Executive Officer Procter & Gamble Company 900 Adams Crossing Cincinnati, OH 45202
Richard L. Bready	Chairman and Chief Executive Officer Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903
Mario J. Gabelli	See above
John D. Gabelli	Senior Vice President
John C. Ferrara	See below

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc.
Karl Otto Pohl (1)	Sal. Oppenheim jr. & Cie. Bockenheimer Landstrasse 20 D-6000 FRANKFURT AM MAIN Germany
Robert S. Prather	President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Vincent S. Tese	Lawyer, Investment Adviser and Cable Television Executive c/o Bear Stearns & Company, Inc. 245 Park Avenue, 19th Floor New York, NY 10167

Officers:

Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson	President and Chief Operating Officer
Henry G. Van der Eb	Senior Vice President
John C. Ferrara	Interim Chief Financial Officer
James E. McKee	Vice President, General Counsel and Secretary

GAMCO Asset Management Inc.
Directors:

Douglas R. Jamieson
Regina M. Pitaro
F. William Scholz, II
William S. Selby

Officers:

Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Douglas R. Jamieson	President and Chief Operating Officer
Chistopher J. Michailoff	General Counsel and Secretary

Gabelli Funds, LLC
Officers:

Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer

James E. McKee	Secretary

Gabelli Advisers, Inc.
Directors:

Bruce N. Alpert	See above
Douglas R. Jamieson	See above

Officers:

Bruce N. Alpert	Chief Operating Officer
James E. McKee	Secretary

Gabelli Securities, Inc.

Directors:

Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Douglas R. Jamieson	President and Chief Operating Officer
F. William Scholz, II	See above

Officers:

Douglas R. Jamieson	See above
Christopher J. Michailoff	Secretary
Kieran Caterina	Chief Financial Officer

Gabelli & Company, Inc.
Directors:

James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.

Officers:

James G. Webster, III	Chairman & Interim President

Bruce N. Alpert	Vice President - Mutual Funds
James E. McKee	Secretary

LICT Corporation
401 Theodore Fremd Avenue Rye, NY 10580

Directors:

Mario J. Gabelli	See above - GGCP, Inc.
Glenn Angelillo	P.O. Box 128 New Canaan, CT 06840
Alfred W. Fiore	The Ross Companies 1270 Avenue of the Americas New York, NY 10020-1703
Salvatore Muoio	Principal S. Muoio & Co., LLC Suite 406 509 Madison Ave. New York, NY 10022
Gary L. Sugarman	Chief Executive Officer Richfield Associates 400 Andrews Street Rochester, NY 14604

Officers:

Mario J. Gabelli	Chairman
Robert E. Dolan	Interim President and Chief Executive Officer, Chief Financial Officer
Thomas J. Hearity	General Counsel

(1) Citizen of Germany

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

DATE	SHARES PURCHASED SOLD(-)	AVERAGE PRICE(2)
COMMON STOCK-FISHER COMMUNICATIONS, INC.		
GAMCO ASSET MANAGEMENT INC.		
4/17/07	1,000-	49.6621
4/16/07	800-	49.5335
4/11/07	100-	48.3600
4/10/07	200-	48.5011
4/03/07	200	48.0100
4/02/07	300	48.0800
3/30/07	200	48.1200
3/30/07	400	48.0800
3/29/07	3,400	48.0170
3/29/07	200	48.0000
3/28/07	200-	47.8300
3/26/07	1,000	48.0417
3/22/07	200	47.9300
3/21/07	100	47.1199
3/16/07	1,101-	46.8934
3/15/07	8,800	46.9642
3/15/07	2,820	46.7255
3/15/07	8,800-	46.9642
3/15/07	8,800	46.9642
3/14/07	100-	45.9200
3/14/07	1,200	46.6567
3/12/07	200	45.5000
3/09/07	2,380	45.4500
3/09/07	200	45.6000
3/09/07	1,500-	45.3867
3/08/07	2,100	44.9095
3/08/07	1,300	45.2074
3/08/07	2,100	44.9095
3/07/07	200-	44.9468
3/07/07	200-	45.2900
3/05/07	2,000-	44.7111
3/05/07	2,000	44.7111
3/05/07	500	44.5200
3/05/07	2,000	44.7111
3/02/07	200	44.8400
3/02/07	500	44.8280
2/28/07	600	45.4178
2/28/07	400	45.5970
2/28/07	300	45.5543
GABELLI FUNDS, LLC.		
GABELLI GLOBAL TELECOMM FUND		
4/13/07	2,000-	49.4400
GABELLI SMALL CAP GROWTH FUND		
4/03/07	100	47.4050
4/02/07	2,700	47.3030
3/29/07	1,000	47.9038
3/27/07	1,300	48.0300
3/26/07	300	47.9313
GABELLI ASSET FUND		

2/28/07	10,000	45.3765
GABELLI CAPITAL ASSET FUND		
4/09/07	100-	48.9000
4/03/07	100	47.4050
4/02/07	1,500	47.3030
3/29/07	500	47.9038
3/27/07	1,000	48.0300
3/09/07	2,000	45.1039

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED ON THE NASDAQ STOCK MARKET.

(2) PRICE EXCLUDES COMMISSION.

Exhibit A

April 13, 2007

Ms. Colleen B. Brown
President and Chief Executive Officer
Fisher Communications, Inc.
100 4th Avenue North
Suite 510
Seattle, WA 98109

Dear Colleen:

It was good visiting with Joe and yourself at Scottos.

I was delighted that we were able to chat about the business dynamics as well as financial engineering.

As a surrogate for GAMCO clients, we believe the Board of Fisher should focus on ways to monetize Fisher's Safeco holdings in a way to reduce the shares outstanding in a material way.

Indeed, we believe that we will make this position heard to the Board at the upcoming annual meeting.

With best wishes for your continued success, I am

Sincerely,

Mario J. Gabelli

MJG:dm

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 17)

Fisher Communications, Inc.
(Name of Issuer)

Common Stock $1.25 Par Value Per Share
(Title of Class of Securities)

337756209
(CUSIP Number)

James E. McKee
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Funds, LLC I.D. No. 13-4044523	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 283,000 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 283,000 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,000 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.24%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GAMCO Asset Management, Inc. I.D. No. 13-4044521	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,290 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 1,039,090 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,090 (Item 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.91%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Foundation, Inc.	I.D. NO. 94-2975159
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS N(SEE INSTRUCTIONS) WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NV	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 5,000 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00-PRIVATE FOUNDATION	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Advisers, Inc. I.D. No. 13-4008049	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00 – Funds of investment advisory client.	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	: 7	SOLE VOTING POWER 10,000 (Item 5)
	: 8	SHARED VOTING POWER NONE
	: 9	SOLE DISPOSITIVE POWER 10,000 (Item 5)
	:10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Securities, Inc. I.D. No. 13-3379374	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00 – Client funds	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,200 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 2,200 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO, IA	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MJG Associates, Inc.		I.D. No. 06-1304269
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Client Funds		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000 (Item 5)	
	8	SHARED VOTING POWER NONE	
	9	SOLE DISPOSITIVE POWER 4,000 (Item 5)	
	10	SHARED DISPOSITIVE POWER NONE	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000 (ITEM 5)		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO		

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GGCP, Inc.	I.D. No. 13-3056041
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NONE	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GAMCO Investors, Inc. I.D. No. 13-4007862	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO	

CUSIP No. 337756209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) **Mario J. Gabelli**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	Source of funds (SEE INSTRUCTIONS) None		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None	
	8	SHARED VOTING POWER NONE	
	9	SOLE DISPOSITIVE POWER NONE	
	10	SHARED DISPOSITIVE POWER NONE	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN		

Item 1. Security and Issuer

This Amendment No. 17 to Schedule 13D on the Common Stock of Fisher Communications, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed on June 1, 2001. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2. Identity and Background

This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer. These entities, except for LICT Corporation ("LICT"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.

The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.

(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc. formerly known as Gabelli Group Capital Partners, Inc. ("GGCP"), GAMCO Investors, Inc. formerly known as Gabelli Asset Management Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. formerly known as GAMCO Investors, Inc. ("GAMCO"), Gabelli Advisers, Inc. ("Gabelli Advisers"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, and LICT. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".

GGCP makes investments for its own account and is the parent company of GBL. GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.

GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies. As a part of its business, GSI may purchase or sell securities for its own account. It is the immediate parent of Gabelli & Company. GSI is the general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P. GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited ("GSIL"). GSIL provides investment advisory services to offshore funds and accounts. GSIL is an investment advisor of Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.

Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.

Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The GAMCO Global Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The GAMCO Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The Gabelli Global Gold, Natural Resources, & Income Trust, The Gabelli Global Deal Fund, and The Gabelli Healthcare & Wellness Rx Trust (collectively, the "Funds"), which are registered investment companies.

Gabelli Advisers, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The GAMCO Westwood Mighty Mites℠ Fund, The GAMCO Westwood Income Fund and The GAMCO Westwood Small Cap Fund.

MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates. MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited, Gabelli Performance Partnership, and Gabelli Fund, LDC.

The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.

LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of LICT.

Mario Gabelli is the majority stockholder and Chief Executive Officer of GGCP and Chairman and Chief Executive Officer of GBL. GGCP is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of GAMCO. GBL is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI.

The Reporting Persons do not admit that they constitute a group.

GGCP, GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. LICT is a Delaware corporation having its principal place of business at 401 Theodore Fremd Avenue, Rye, New York 10580.

For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.

(f) - Reference is made to Schedule I hereto.

Item 5. Interest In Securities Of The Issuer

Item 5 to Schedule 13D is amended, in pertinent part, as follows:

(a) The aggregate number of Securities to which this Schedule 13D relates is 1,343,290 shares, representing 15.40% of the 8,723,529 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarter ended June 30, 2007. The Reporting Persons beneficially own those Securities as follows:

Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	283,000	3.24%
GAMCO	1,039,090	11.91%
Gabelli Foundation	5,000	0.06%
GSI	2,200	0.03%
Gabelli Advisers	10,000	0.11%
MJG Associates	5,000	0.06%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. GSI is deemed to have beneficial ownership of the Securities beneficially owned by Gabelli & Company. GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.

(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have authority to vote 38,800 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.

(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2007

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.
GABELLI FOUNDATION, INC.

By:/s/ James E. McKee
James E. McKee
Attorney-in-Fact

GABELLI SECURITIES, INC.
GAMCO INVESTORS, INC.
GABELLI FUNDS, LLC

By:/s/ James E. McKee
James E. McKee
Secretary and Assistant Secretary

GAMCO ASSET MANAGEMENT INC.

By:/s/ Douglas R. Jamieson
Douglas R. Jamieson
President and Chief Operating Officer

SCHEDULE I
Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management, Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

GGCP, Inc.
Directors:

Vincent J. Amabile	Business Consultant
Mario J. Gabelli	Chief Executive Officer of GGCP, Inc., and GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chief Executive Officer of LICT Corporation.
Marc J. Gabelli	Chairman of LGL Corporation
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580
Charles C. Baum	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Douglas R. Jamieson	See below
Joseph R. Rindler, Jr.	Business Consultant/former Chairman of GAMCO Asset Management Inc.
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications

Officers:

Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Michael G. Chieco	Chief Financial Officer

GAMCO Investors, Inc.
Directors:

Edwin L. Artzt	Former Chairman and Chief Executive Officer Procter & Gamble Company 900 Adams Crossing Cincinnati, OH 45202
Richard L. Bready	Chairman and Chief Executive Officer Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903
Mario J. Gabelli	See above
John D. Gabelli	Senior Vice President
John C. Ferrara	Business Consultant
Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc.

Karl Otto Pohl (1)	Sal. Oppenheim jr. & Cie. Bockenheimer Landstrasse 20 D-6000 FRANKFURT AM MAIN Germany
Robert S. Prather	President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Vincent S. Tese	Lawyer, Investment Adviser and Cable Television Executive c/o Bear Stearns & Company, Inc. 245 Park Avenue, 19th Floor New York, NY 10167

Officers:

Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson	President and Chief Operating Officer
Henry G. Van der Eb	Senior Vice President
Diane LaPointe	Acting Co-Chief Financial Officer
Kieran Caterina	Acting Co-Chief Financial Officer
James E. McKee	Vice President, General Counsel and Secretary

GAMCO Asset Management Inc.
Directors:

Douglas R. Jamieson
Regina M. Pitaro
F. William Scholz, II
William S. Selby

Officers:

Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Douglas R. Jamieson	President
John Piontkowski	Chief Operating Officer & Chief Financial Officer
Chistopher J. Michailoff	General Counsel and Secretary

Gabelli Funds, LLC
Officers:

Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer

James E. McKee	Secretary

Gabelli Advisers, Inc.
Directors:

Bruce N. Alpert	See above
Douglas R. Jamieson	See above

Officers:

Bruce N. Alpert	Chief Operating Officer
James E. McKee	Secretary

Gabelli Securities, Inc.

Directors:

Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Douglas R. Jamieson	President and Chief Operating Officer
F. William Scholz, II	See above

Officers:

Douglas R. Jamieson	See above
Terrence Clancy	Chief Operating Officer
Christopher J. Michailoff	Secretary
Kieran Caterina	Chief Financial Officer

Gabelli & Company, Inc.
Directors:

James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.

Officers:

James G. Webster, III	Chairman & Interim President
Bruce N. Alpert	Vice President - Mutual Funds
James E. McKee	Secretary

LICT Corporation
401 Theodore Fremd Avenue Rye, NY 10580

Directors:

Mario J. Gabelli	See above - GGCP, Inc.
Glenn Angelillo	P.O. Box 128 New Canaan, CT 06840
Alfred W. Fiore	The Ross Companies 1270 Avenue of the Americas New York, NY 10020-1703
Salvatore Muoio	Principal S. Muoio & Co., LLC Suite 406 509 Madison Ave. New York, NY 10022
Gary L. Sugarman	Chief Executive Officer Richfield Associates 400 Andrews Street Rochester, NY 14604

Officers:

Mario J. Gabelli	Chairman
Robert E. Dolan	Interim President and Chief Executive Officer, Chief Financial Officer
Thomas J. Hearity	General Counsel

(1) Citizen of Germany

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

DATE	SHARES PURCHASED SOLD(-)	AVERAGE PRICE(2)
COMMON STOCK-FISHER COMMUNICATION		
GABELLI SECURITIES, INC.		
8/17/07	400-	50.2300
8/16/07	300-	49.4728
8/13/07	100-	48.9392
8/08/07	200-	50.4350
8/07/07	500-	49.7964
GAMCO ASSET MANAGEMENT INC.		
8/20/07	500-	50.4006
8/17/07	400-	50.5000
8/16/07	200-	47.8200
8/13/07	200-	47.1050
8/08/07	1,300-	50.4692
8/07/07	400-	50.0000
7/25/07	200-	49.6300
7/17/07	500-	50.7500
7/12/07	300	50.1281
7/11/07	1,300-	50.1323
7/10/07	200-	50.1815
7/09/07	1,000-	50.9995
7/09/07	1,000	50.9995
7/09/07	500-	51.0500
7/09/07	1,000	50.9995
7/06/07	500-	51.0500
6/29/07	1,200	51.0301
6/27/07	300	50.9900
6/26/07	400-	50.4301
6/26/07	1,000-	50.3738
6/25/07	300-	51.0000
6/22/07	400-	50.0400
6/20/07	1,000-	50.0250

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED ON THE NASDAQ STOCK MARKET.

(2) PRICE EXCLUDES COMMISSION.

One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com

CASH FLOW
RESEARCH

GAMCO Asset Management Inc.

RECEIVED
2007 DEC -6 PM 4:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 5, 2007

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *Fisher Communications, Inc. 2008 Shareholder Proposal*

Dear Sir or Madam:

This letter is written on behalf of GAMCO Asset Management Inc. ("GAMCO"), the beneficial owner of approximately 11.8% of the outstanding shares Fisher Communications, Inc. (the "Company"). GAMCO is responding to the "no-action" request letter from counsel for the Company to the Commission, dated November 29, 2007, notifying the Commission of the Company's intent to exclude GAMCO's shareholder proposal from the Company's 2008 Proxy Statement. As set forth below, GAMCO submitted a proper and timely shareholder proposal, and the Company's efforts to exclude the proposal amount to an improper and inequitable abuse of the proxy rules, and Rule 14a-8(e)(2) in particular.

As reflected in the shareholder proposal (the "Proposal," Exhibit A hereto), GAMCO is a substantial and long-term beneficial owner of the Company's common stock. The Company makes no objection to the substance of GAMCO's Proposal. The Company's sole basis for seeking to exclude the Proposal is that the Proposal was not timely. GAMCO disagrees.

The Company's Proxy Statement for its 2007 annual meeting states that shareholder proposals intended to be presented at the Company's 2008 annual meeting are to be received by the Company by November 24, 2007. The Company did not mention that November 24 was a Saturday. GAMCO, recognizing that November 24 was a Saturday, delivered its Proposal to DHL on Wednesday, November 21, 2007, for overnight delivery, expecting that the Proposal would be delivered to the Company on Friday, November 23. However, the Company also did not disclose, either in its Proxy or its request for no-action relief, and GAMCO did not know, that the Company apparently was closed for business on Friday, November 23, and did not receive or accept postal or overnight deliveries. Therefore, DHL could not make delivery on November 23, and ultimately could only make delivery of the Proposal on Monday, November 26, 2007. The enclosed DHL Tracking Summary shows that: (i) the package was shipped by GAMCO on November 21, 2007 from our offices in Rye, NY, for shipment to the Company in Seattle, WA; (ii) the package was in the hands of DHL's delivery courier in Seattle on Friday, November 23; and (iii) the package was delivered to the Company on Monday, November 26, 2007 at 9:31 am (Exhibit B hereto).

The Company selected and published a date for submission of shareholder proposals that fell on what apparently was a four-day weekend for the Company. The Company should not be permitted to reject the Proposal as untimely in these circumstances. GAMCO acted reasonably in sending its Proposal, via overnight delivery, on Wednesday, November 21. The Company should not be rewarded for its apparent attempt to avoid the receipt of shareholder proposals.

In circumstances where the Company selected a Saturday (November 24), a day when the Company is not open for business, as the last submission date, the Commission should consider as timely the delivery of GAMCO's Proposal on Monday, November 26, the next business day when the Company was open for business. Alternatively, the Commission should find that the Company acted improperly by identifying a Saturday as the day for receipt, knowing, but not disclosing in its Proxy Statement, that the Company's offices would be closed on the preceding Friday. In either event, the Commission should deem GAMCO's proposal timely, and deny the Company's no-action request to exclude the Proposal.

In accordance with Rule 14a-8(j), GAMCO hereby files six copies of this letter and the Exhibits, and simultaneously is forwarding, via overnight delivery, a copy of this letter and Exhibits to the Company.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me.

Sincerely,

Peter D. Goldstein
Director of Regulatory Affairs

Enclosures

Cc: Andrew Bor, Esq. (via Overnight Delivery)
S. Mae Fujita Numata (via Overnight Delivery)

Exhibit A

One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com

CASH FLOW RESEARCH

GAMCO Asset Management Inc.

November 21, 2007

Via Overnight Delivery

S. Mae Fujita Numata
Senior Vice President, Chief Financial Officer and Corporate Secretary
Fisher Communications, Inc.
100 4th Avenue North
Suite 510
Seattle, WA 98109

Re: *Shareholder Proposal*

Dear Ms. Numata:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO") a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Fisher Communications, Inc. ("Fisher") include the proposal in its proxy statement for the 2008 annual meeting. GAMCO is proposing that shareholders be asked to vote on a resolution that the By-Laws of Fisher be amended to provide that any decision by Fisher to engage in a transaction, either through acquisition of assets, stock or otherwise, by which Fisher would acquire an operating business, and for which the consideration paid by Fisher would exceed $25 million, requires a majority vote of the shareholders, and that, the amended by-law thereafter may only be amended or repealed by a majority vote of Fisher's shareholders.

Currently, GAMCO beneficially owns approximately 1,029,449 shares of Fisher common stock. GAMCO has continuously held at least $2,000 in market value or 1% of the outstanding common stock of Fisher entitled to vote on this proposal at the meeting for at least one year as of the date hereof. Attached as Exhibit A are Amendments 13 through 17 to the Schedule 13D filed on behalf of GAMCO. These amendments will substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the outstanding common stock of Fisher since October 3, 2006. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov. Moreover, copies have been provided to you when these filings have been made by GAMCO.

I have enclosed an affidavit on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the outstanding common stock from October 3, 2006, to the present. It also attests that GAMCO intends to continue beneficial ownership of such securities through the date on which Fisher holds its 2008 annual meeting.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me.

Sincerely,

Peter D. Goldstein
Director of Regulatory Affairs

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: That the By-Laws of Fisher Communications, Inc. (the "Company") be amended to provide that any decision by the Company to engage in a transaction, either through acquisition of assets, stock or otherwise, by which the Company would acquire an operating business, and for which the consideration paid by the Company would exceed $25 million, requires a majority vote of the Company's shareholders, and that, the amended by-law thereafter may only be amended or repealed by a majority vote of the Company's shareholders.

SUPPORTING STATEMENT

It has been our belief for a number of years, and it continues to be our belief, that the Company's stock is worth substantially more than its market price. Based on our internal analysis, we believe that the private market value of the Company's properties is substantially higher than the current market price, and that the shareholders should be receiving much more value than they have been receiving.

Management's actions to date have not narrowed the gap between the private value of the Company and its public market price. Instead, untimely and costly acquisitions have diluted earnings and seriously limited the Company's financial flexibility. We believe that these often complex deals leverage the balance sheet, while diluting shareholder value.

By so voting to amend the Company's By-Laws, the shareholders can ensure that, in the future, decisions about whether to make acquisitions, which may dilute shareholder value, will require the vote of a majority of the Company's shareholders. We urge you to vote to amend the Company's By-Laws to provide that any decision by the Company to acquire an operating business where the consideration paid by the Company exceeds $25 million, requires a majority vote of the Company's shareholders, and that, the amended by-law thereafter may only be amended or repealed by a majority vote of the Company's shareholders.

WE URGE SHAREHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.

Affidavit of Douglas R. Jamieson

STATE OF NEW YORK)
) ss.:
COUNTY OF WESTCHESTER)

Douglas R. Jamieson, being duly sworn, deposes and says:

1. I am President of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Fisher Communications, Inc. ("Fisher") for Fisher's 2008 annual meeting.

2. GAMCO is an SEC-registered investment adviser and has been the beneficial owner of at least 1% or $2,000 in market value of the outstanding voting securities of Fisher throughout the period since prior to October 21, 2006, through the date hereof. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Fisher's 2008 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

Douglas R. Jamieson

Sworn to before me this
21st day of November 2007.

Notary Public

PETER D. GOLDSTEIN
Notary Public, State of New York
No. 02GO4771798
Qualified in New York County
Commission Expires February 20, 20 10

Exhibit B

Track results detail

▸ Print this page

Tracking results detail for 65484251140

Tracking summary

Current Status	✓ **Shipment delivered.**
Delivered on	11/26/2007 9:31 am
Delivered to	Receptionist
Signed for by	**HUGHES**

Tracking history

Date and Time	Status	Location
11/26/2007 9:31 am	Shipment delivered.	Seattle, WA
5:05 am	With delivery courier.	Seattle, WA
11/23/2007 10:12 am	With delivery courier.	Seattle, WA
7:27 am	Arrived at DHL facility.	Seattle, WA
4:34 am	Depart Facility	Wilmington - Clinton Field, OH
11/22/2007 5:42 am	Shipment on Hold.	Wilmington - Clinton Field, OH
3:11 am	Transit through DHL facility	Wilmington - Clinton Field, OH
2:53 am	Depart Facility	New York City Gateway, NY
2:45 am	Processed at DHL Location.	Wilmington - Clinton Field, OH
11/21/2007 11:56 pm	Depart Facility	New York City Gateway, NY
9:51 pm	Depart Facility	Elmsford, NY
8:08 pm	Processed at DHL Location.	Elmsford, NY
6:30 pm	Shipment picked up	Elmsford, NY

Ship From:
GABELLI FUNDS
Rye, NY 10580
United States

Attention:
GABELLI FUNDS

Ship To:
FISHER COMMUNICATIONS INC
Seattle, WA 98109
United States

Attention:
FISHER COMMUNICATIONS INC

Shipment Information:
Ship date: 11/21/2007
Pieces: 1
Total weight: 1 lb *
Ship Type: Letter
Shipment Reference:
Service: Express
Special Service:
Description:

Tracking detail provided by DHL: 11/30/2007, 9:15:28 am pt.

*** Note on weight:**
The weights displayed on this website are the weights provided when the shipment was created. Actual chargeable weights may be different and will be provided on invoice.

Andrew Bor
PHONE: (206) 359-8577
FAX: (206) 359-9577
EMAIL: abor@perkinscoie.com

RECEIVED
2007 DEC 12 PM 3:31
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

December 11, 2007

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by GAMCO Asset Management Inc. for Inclusion in the Fisher Communications, Inc. 2008 Proxy Statement

Dear Sir or Madam:

On behalf of Fisher Communications, Inc. (the "***Company***"), we submit this letter to supplement our previous letter to the staff of the Division of Corporate Finance (the "***Staff***"), dated November 29, 2007, regarding the above-referenced shareholder proposal (the "***Proposal***") submitted to the Company by GAMCO Asset Management Inc. (the "***Proponent***"), and to respond to the December 5, 2007 letter from Peter D. Goldstein, the Proponent's Director of Regulatory Affairs (the "***Proponent's Letter***"). As explained in our November 29, 2007 letter, the Company intends to exclude the Proposal from the proxy statement to be distributed to the Company's shareholders in connection with its 2008 Annual Meeting of Shareholders (the "***2008 Proxy Statement***") because it was not submitted within the time period specified by the Company in accordance with Commission Rule ("***Rule***") 14a-8(e) under the Securities Exchange Act of 1934, as amended.

As detailed below and in our November 29, 2007 letter, the Proposal was received by the Company on November 26, 2007, two days after the applicable November 24, 2007 deadline. For a shareholder proposal to be considered timely under Rule 14a-8(e)(2), where, as here, the date of a company's annual meeting has not been changed by more than 30 days from the date of the previous year's meeting, it "must be *received* at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Rule 14a-8(e)(2) (emphasis added).

The November 24, 2007 deadline for shareholder proposals referenced in the Company's proxy statement for its 2007 Annual Meeting of Shareholders is 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting. The deadline was not, as the Proponent asserts, "selected" by the Company in an "apparent attempt to avoid the receipt of shareholder proposals." Rather, the deadline was determined pursuant to the requirements of Rule 14a-8(e)(2) and in accordance with the views expressed by the Staff. *See* Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001) ("if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely"). Moreover, the Company's annual meeting has consistently been held on the fourth Thursday of April.

The burden is on the shareholder to ensure that the proposal is *received* by the company by the required deadline. The Staff has stated that shareholders should submit a proposal "well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices." Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001). The Staff has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8(e)(2) and has consistently permitted companies to omit from proxy materials those proposals received after the deadline, even in cases where the proposals were only one or two days late. *See, e.g.*, *Smithfield Foods Inc.* (June 4, 2007); *International Business Machines Corp.* (Dec. 5, 2006); *American Express Co.* (Dec. 21, 2004); *Hewlett-Packard Co.* (Jan. 24, 2003). The Staff's position has remained consistent, even when a delay resulted from circumstances beyond a proponent's control. *See, e.g.*, *Datastream Systems, Inc.* (Mar. 9, 2005) (where the deadline was December 25, 2004 (Christmas Day) and the proponent sent the proposal on December 23, 2004 via UPS Next Day Air, but the company did not receive the proposal until December 27, 2004 due to extraordinary snowstorms that prevented UPS from delivering the proposal on December 24, 2004); *JPMorgan Chase & Co.* (Feb. 8, 2005) (where the deadline was December 22, 2004 and the proponent sent the proposal on December 21, 2004 via DHL for next day delivery, but the proposal was not received by the company until December 24, 2004 due to a severe winter storm that prevented DHL from delivering the proposal on December 22, 2004).

The Staff has refused to grant no-action relief to companies seeking to exclude an untimely proposal only in very limited situations not applicable here. In *Eastman Chemical Co.* (Jan. 30, 2007), for example, the deadline for delivery was November 24, 2006 (the day after Thanksgiving Day) and the proponent sent the proposal on November 22, 2006 via UPS Next Day Air. Relief was denied in that case, despite the company's receipt of the proposal on November 27, 2006, because the company was closed and not accepting deliveries on November 24, 2006, the first day that UPS attempted delivery.

Here, although the Company's corporate offices were not open for business on Friday, November 23, 2007 (the day after Thanksgiving Day), or Saturday, November 24, 2007, the multi-tenant office building, which the Company owns and manages and where the Company's principal executive offices are located, Fisher Plaza, was open and the lobby desk was staffed with a person who was able and authorized to receive packages and deliveries. In fact, Fisher Plaza is staffed with a person able to receive deliveries 24 hours a day, 7 days a week, including weekends and holidays. Had delivery of the Proposal been attempted during the closure of the Company's corporate offices for the Thanksgiving holiday, the Fisher Plaza staff person would have accepted and signed for the package.

In any event, whether the Company was accepting deliveries on Friday, November 23, 2007 is irrelevant because, contrary to the implication in the Proponent's Letter, delivery was not attempted on that date. For that day, the DHL Tracking Summary (see ***Exhibit A***) provides that the package was "With delivery courier." The following answers to frequently asked questions provided on DHL's website are instructive on the meaning of "With delivery courier":

> **What does it mean when the shipment status is, "With delivery courier"?**
> This checkpoint reports that a shipment has been received by the delivering courier and a delivery attempt will be made soon.
>
> **What does it mean when the shipment status is, "Consignee premises closed"?**
> If this was the first attempt to deliver the package another attempt will be made before the end of the following business day. If this was the second attempt please contact customer service.

See http://www.dhl-usa.com/custserv/faq.asp?PageID=TK&nav=FAQ/Tracking (last visited Dec. 7, 2007). If DHL had attempted to deliver the package containing the Proposal on November 23, 2007 and the Company's premises had been closed, the DHL Tracking Summary would have said "Consignee premises closed," not "With delivery courier."

It is through no fault of the Company that the Proposal was not received by the applicable deadline. Furthermore, in addition to or instead of the Proponent's chosen method of delivery, especially given the holiday weekend, the Proponent could have used facsimile or electronic mail delivery to ensure that the Company received the proposal by the applicable deadline.

Therefore, for the reasons set forth herein and in our prior letter, the Company hereby respectfully requests that the Staff follow its long-standing position of strictly enforcing the deadline for timely submissions under Rule 14a-8(e)(2) and confirm that it will not recommend enforcement action if the Proposal is excluded from the 2008 Proxy Statement. Because the untimely delivery is dispositive for excluding the Proposal, we do not raise other reasons for excluding the Proposal at this time.

Enclosed are six copies of this letter and its attachment. We are simultaneously forwarding via overnight courier a copy of this letter and its attachment to the Proponent. Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope. In the event that the Staff disagrees with the Company's course of action, the Company would appreciate the opportunity to confer with the Staff before it issues a response on this letter.

Please do not hesitate to contact me at (206) 359-8577 if I can be of any further assistance in this matter.

Very truly yours,

Andrew Bor

Andrew Bor

Enclosure

cc: Peter D. Goldstein, GAMCO Asset Management Inc.
S. Mae Fujita Numata, Fisher Communications, Inc.

EXHIBIT A

Track results detail

▸ Print this page

Tracking results detail for 65484251140

Tracking summary

Current Status	✓ **Shipment delivered.**
Delivered on	11/26/2007 9:31 am
Delivered to	Receptionist
Signed for by	**HUGHES**

Tracking history

Date and Time	Status	Location
11/26/2007 9:31 am	Shipment delivered.	Seattle, WA
5:05 am	With delivery courier.	Seattle, WA
11/23/2007 10:12 am	With delivery courier.	Seattle, WA
7:27 am	Arrived at DHL facility.	Seattle, WA
4:34 am	Depart Facility	Wilmington - Clinton Field, OH
11/22/2007 5:42 am	Shipment on Hold.	Wilmington - Clinton Field, OH
3:11 am	Transit through DHL facility	Wilmington - Clinton Field, OH
2:53 am	Depart Facility	New York City Gateway, NY
2:45 am	Processed at DHL Location.	Wilmington - Clinton Field, OH
11/21/2007 11:56 pm	Depart Facility	New York City Gateway, NY
9:51 pm	Depart Facility	Elmsford, NY
8:08 pm	Processed at DHL Location.	Elmsford, NY
6:30 pm	Shipment picked up	Elmsford, NY

Ship From:	Ship To:	Shipment Information:
GABELLI FUNDS Rye, NY 10580 United States	FISHER COMMUNICATIONS INC Seattle, WA 98109 United States	Ship date: 11/21/2007 Pieces: 1 Total weight: 1 lb * Ship Type: Letter
Attention: GABELLI FUNDS	Attention: FISHER COMMUNICATIONS INC	Shipment Reference: Service: Express Special Service: Description:

Tracking detail provided by DHL: 12/10/2007, 3:48:33 pm pt.

*** Note on weight:**
The weights displayed on this website are the weights provided when the shipment was created. Actual chargeable weights may be different and will be provided on invoice.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 19, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fisher Communications, Inc.
Incoming letter dated November 29, 2007

The proposal relates to acquisitions.

There appears to be some basis for your view that Fisher Communications may exclude the proposal under rule 14a-8(e)(2) because Fisher Communications received it after the deadline for submitting proposals. We note in particular your representations that an individual at Fisher Communications' principal executive offices was able and authorized to receive, accept, and sign for packages on November 23, 2007 and that delivery was not attempted on that date. Accordingly, we will not recommend enforcement action to the Commission if Fisher Communications omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

John R. Fieldsend
Attorney-Advisor

END